FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2022

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 4, 2022;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2022; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2022.

August 4, 2022

For immediate release

Quebecor Inc. reports consolidated results for second quarter 2022

Montréal, Québec – Quebecor Inc. (“Quebecor” or “the Corporation”) today reported its consolidated financial results for the second quarter of 2022. Quebecor consolidates the financial results of its wholly owned Quebecor Media Inc. (“Quebecor Media”) subsidiary.

Second quarter 2022 highlights

⮚	Revenues: $1.12 billion in the second quarter of 2022, down $16.0 million (-1.4%) from the same period of 2021.

⮚	The Telecommunications segment’s adjusted cash flows from operations increased by $39.3 million (11.9%), its adjusted EBITDA increased by $6.0 million (1.2%) and its revenues decreased by $15.8 million (-1.7%) in the second quarter of 2022.

⮚	Videotron Ltd. (“Videotron”) increased its revenues from mobile services and equipment by $27.0 million (11.4%) in the second quarter of 2022.

⮚	Subscriber connections to the mobile telephony service increased by 34,600 (2.1%) in the second quarter of 2022.

⮚	Consolidated Adjusted EBITDA:[1] $491.4 million, a $10.0 million (-2.0%) decrease.

⮚	Net income attributable to shareholders: $157.4 million ($0.66 per basic share), an increase of $33.9 million ($0.16 per basic share).

⮚	Adjusted income from continuing operating activities:[2] $161.7 million ($0.68 per basic share), an increase of $3.4 million ($0.03 per basic share).

⮚	Adjusted cash flows from operations:[3] $361.0 million, a $22.9 million (6.8%) increase.

⮚	On June 17, 2022, Videotron entered into an agreement with Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) to acquire Freedom Mobile Inc. (“Freedom Mobile”) for $2.85 billion on a cash-free and debt-free basis. The agreement, which is conditional, among other things, on clearance under the Competition Act and the approval of Innovation, Science and Economic Development Canada, provides for the acquisition of the Freedom Mobile brand’s entire wireless and Internet customer base, as well as its owned infrastructure, spectrum, and retail outlets. It also includes a long-term undertaking by Shaw and Rogers to provide Videotron with transport services (including backhaul and backbone) and roaming services. Videotron has secured the committed debt financing required for this transaction.

Comments by Pierre Karl Péladeau, President and CEO of Quebecor:

“In what remains a highly competitive environment, Quebecor maintained its operational rigour and financial discipline in the second quarter of 2022, as evidenced by the 6.8% increase in adjusted cash flows from operations to a total of $361.0 million, despite increased strategic investments in unique, differentiated content for both the TVA Network and its Club illico and Vrai over-the-top video platforms. These investments caused a slight $10.0 million decrease in adjusted EBITDA to $491.4 million. Videotron generated adjusted cash flows of $369.4 million, an increase of $39.3 million or 11.9%. Our efforts to better position our illico and Helix brands and improve margins led to a slight decrease in wireline equipment revenues. Nevertheless, the operating cost reduction initiatives of the past year enabled Videotron to post adjusted EBITDA of $487.5 million, an increase of 1.2%, and a 53.4% margin, still the industry standard-setter. Videotron also increased its revenues from mobile services and equipment by 11.4% in the second quarter of 2022. The number of connections to the mobile service grew by 34,600, or 27.2% more than in the same quarter of 2021.

[1]	See “Adjusted EBITDA” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Adjusted cash flows from operations” under “Definitions.”

“Videotron continues to invest in high-value growth initiatives such as wireline network extensions across the province, including the Régions Branchées program, in order to expand coverage while maintaining performance and reliability. Also, our 5G network already covers the major urban centres and roll-out is continuing apace.

“The results of TVA Group Inc. (‘TVA Group’) were significantly affected by lower profitability in the Broadcasting segment in the second quarter of 2022, due mainly to increased content investments at TVA Network, particularly in reality and variety programming. Delivering varied programming of high quality remains the cornerstone of our business strategy. It’s how we attract a steadily growing number of viewers, as indicated by the 0.7-point market share gain posted by TVA Network in the second quarter of 2022. Despite the soft advertising market due to the unfavourable business landscape and regulatory environment, our strong programming enabled us to stand out with advertisers and to limit the impact on our over-the-air network’s advertising revenues.

“We are more determined and motivated than ever to pursue our ambitious plans to grow across Canada as an agile, proven player that aims to disrupt the market and lower prices for Canadian consumers. The acquisition of Freedom Mobile will be a highly beneficial transaction for all parties. By investing in Canadian expansion with the goal of becoming the fourth national wireless carrier, we will foster healthy competition in the interests of Canadian consumers and position ourselves in a high-growth market, in which we will be able to offer consumers in British Columbia, Alberta and Ontario multiservice bundles and innovative mobile and Internet products. We will leverage our strong operational and competitive expertise, significant financial resources and extensive spectrum assets to continue rapidly evolving to 5G technology and a world-class network. In addition, the recent acquisition of VMedia Inc. will support our growth strategy outside Québec with advantageous multiservice bundles, giving Canadian consumers more choice at better prices.

“We remain focused on our objectives of creating value for all our stakeholders through adroit execution of our strategies on a daily basis, coupled with the operational excellence and financial discipline that have been the hallmarks of our success in recent years.”

COVID-19 pandemic

Since March 2020, the COVID-19 pandemic has had an impact on some of the Corporation’s quarterly results, more particularly in the Media and the Sports and Entertainment segments. Given the uncertainty around the future evolution of the pandemic, including any major new waves, all future impacts of the health crisis on the results of operations cannot be determined with certainty.

Non-IFRS financial measures

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted income from continuing operating activities, adjusted cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio, and key performance indicators, including RGU. Definitions of the non-IFRS measures and key performance indicator used by the Corporation are provided in the “Definitions” section.

Financial table

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars, except per basic share data)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Income
Revenues:
Telecommunications	$912.6	$928.4	$1,816.0	$1,842.4
Media	188.1	198.2	369.9	373.0
Sports and Entertainment	45.0	33.5	79.1	64.7
Inter-segment	(30.5)	(28.9)	(61.8)	(57.8)
	1,115.2	1,131.2	2,203.2	2,222.3
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	487.5	481.5	947.5	932.4
Media	4.1	16.7	(7.8)	18.0
Sports and Entertainment	4.7	3.1	4.6	5.2
Head Office	(4.9)	0.1	(10.8)	(1.5)
	491.4	501.4	933.5	954.1
Depreciation and amortization	(191.6)	(196.6)	(386.3)	(391.9)
Financial expenses	(82.0)	(87.0)	(159.5)	(170.1)
(Loss) gain on valuation and translation of financial instruments	(2.1)	7.0	(9.4)	1.2
Restructuring of operations and other items	(3.5)	20.6	(4.4)	16.1
Loss on debt refinancing	–	(80.9)	–	(80.9)
Income taxes	(55.9)	(39.8)	(100.5)	(83.8)
Net income	$156.3	$124.7	$273.4	$244.7

Net income attributable to shareholders	157.4	123.5	278.8	244.8
Adjusted income from continuing operating activities	161.7	158.3	290.4	288.2
Per basic share:
Net income attributable to shareholders	0.66	0.50	1.17	1.00
Adjusted income from continuing operating activities	0.68	0.65	1.22	1.17

Table 1 (continued)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Additions to property, plant and equipment and to intangible assets:
Telecommunications	$118.1	$151.4	$233.5	$289.4
Media	10.9	9.6	20.1	15.3
Sports and Entertainment	0.8	0.6	1.6	1.6
Head Office	0.6	1.7	1.2	2.1
	130.4	163.3	256.4	308.4
Cash flows:
Adjusted cash flows from operations:
Telecommunications	369.4	330.1	714.0	643.0
Media	(6.8)	7.1	(27.9)	2.7
Sports and Entertainment	3.9	2.5	3.0	3.6
Head Office	(5.5)	(1.6)	(12.0)	(3.6)
	361.0	338.1	677.1	645.7
Free cash flows from continuing operating activities[1]	117.8	76.8	221.8	167.9
Cash flows provided by operating activities	241.7	229.7	469.4	491.3

	June 30, 2022		Dec. 31, 2021
Balance sheet
Cash and cash equivalents	$9.1		$64.7
Working capital	(735.7)		50.4
Net assets related to derivative financial instruments	406.0		382.3
Total assets	10,671.3		10,763.0
Total long-term debt (including current portion)	6,603.4		6,554.0
Lease liabilities (current and long-term)	178.6		183.2
Convertible debentures, including embedded derivatives	150.7		141.6
Equity attributable to shareholders	1,403.2		1,255.6
Equity	1,527.5		1,378.8
Consolidated net debt leverage ratio[1]	3.27	x	3.19	x

1 See “Non-IFRS financial measures.”

2022/2021 second quarter comparison

Revenues: $1.12 billion, a $16.0 million (-1.4%) decrease.

•	Revenues decreased in Telecommunications ($15.8 million or -1.7% of segment revenues) and in Media ($10.1 million or -5.1%).

•	Revenues increased in Sports and Entertainment ($11.5 million or 34.3%).

Adjusted EBITDA: $491.4 million, a $10.0 million (-2.0%) decrease.

•	Adjusted EBITDA decreased in Media ($12.6 million or -75.4% of segment adjusted EBITDA) and there was an unfavourable variance at Head Office ($5.0 million) due to a change in the allocation of corporate expenses.

•	Adjusted EBITDA increased in Telecommunications ($6.0 million or 1.2%) and in Sports and Entertainment ($1.6 million or 51.6%).

•	The change in the fair value of Quebecor stock options and stock-price-based share units resulted in a $1.8 million unfavourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $157.4 million ($0.66 per basic share) in the second quarter of 2022, compared with $123.5 million ($0.50 per basic share) in the same period of 2021, an increase of $33.9 million ($0.16 per basic share).

•	The main favourable variances were:

o	$80.9 million decrease in the loss on debt refinancing;

o	$5.0 million decrease in the depreciation and amortization charge;

o	$5.0 million decrease in financial expenses.

•	The main unfavourable variances were:

o	$24.1 million unfavourable variance in the charge for restructuring of operations and other items;

o	$16.1 million increase in the income tax expense;

o	$10.0 million decrease in adjusted EBITDA;

o	$9.1 million unfavourable variance in losses on valuation and translation of financial instruments, including $9.4 million without any tax consequences.

Adjusted income from continuing operating activities: $161.7 million ($0.68 per basic share) in the second quarter of 2022, compared with $158.3 million ($0.65 per basic share) in the same period of 2021, an increase of $3.4 million ($0.03 per basic share).

Adjusted cash flows from operations: $361.0 million, a $22.9 million (6.8%) increase due to a $22.8 million decrease in additions to intangible assets and a $10.1 million decrease in additions to property, plant and equipment, partially offset by the $10.0 million decrease in adjusted EBITDA.

Cash flows provided by operating activities: $241.7 million, a $12.0 million (5.2%) increase due primarily to the favourable net change in non-cash balances related to operating activities and the decrease in the cash portion of financial expenses, partially offset by the decrease in adjusted EBITDA, the increase in current income taxes and the unfavourable variance in the cash portion related to restructuring of operations and other items.

2022/2021 year-to-date comparison

Revenues: $2.20 billion, a $19.1 million (-0.9%) decrease.

•	Revenues decreased in Telecommunications ($26.4 million or -1.4% of segment revenues) and in Media ($3.1 million or -0.8%).

•	Revenues increased in Sports and Entertainment ($14.4 million or 22.3%).

Adjusted EBITDA: $933.5 million, a $20.6 million (-2.2%) decrease.

•	Adjusted EBITDA increased in Telecommunications ($15.1 million or 1.6% of segment adjusted EBITDA).

•	There were unfavourable variances in Media ($25.8 million), Sports and Entertainment ($0.6 million or -11.5%) and Head Office ($9.3 million), due in the latter case to a change in the allocation of corporate expenses.

•	The change in the fair value of Quebecor stock options and stock-price-based share units resulted in a $0.4 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2022 compared with the same period of 2021.

Net income attributable to shareholders: $278.8 million ($1.17 per basic share) in the first half of 2022, compared with $244.8 million ($1.00 per basic share) in the same period of 2021, an increase of $34.0 million ($0.17 per basic share).

•	The main favourable variances were:

o	$80.9 million decrease in the loss on debt refinancing;

o	$10.6 million decrease in financial expenses;

o	$5.6 million decrease in the depreciation and amortization charge;

o	$5.3 million favourable variance in non-controlling interest.

•	The main unfavourable variances were:

o	$20.5 million unfavourable variance in the charge for restructuring of operations and other items;

o	$20.6 million decrease in adjusted EBITDA;

o	$16.7 million increase in the income tax expense;

o	$10.6 million unfavourable variance in losses on valuation and translation of financial instruments, including $10.9 million without any tax consequences.

Adjusted income from continuing operating activities: $290.4 million ($1.22 per basic share) in the first half of 2022, compared with $288.2 million ($1.17 per basic share) in the same period of 2021, an increase of $2.2 million ($0.05 per basic share).

Adjusted cash flows from operations: $677.1 million, a $31.4 million (4.9%) increase due to a $41.3 million decrease in additions to intangible assets and a $10.7 million decrease in additions to property, plant and equipment, partially offset by the $20.6 million decrease in adjusted EBITDA.

Cash flows provided by operating activities: $469.4 million, a $21.9 million (-4.5%) decrease due primarily to the decrease in adjusted EBITDA and the increase in current income taxes, partially offset by the favourable net change in non-cash balances related to operating activities and the decrease in the cash portion of financial expenses.

Financing operations

On May 20, 2022, Videotron amended its $1.50 billion secured revolving credit facility to extend its term to July 2026 and Quebecor Media amended its $300.0 million secured revolving credit facility to extend its term to July 2025. Certain terms and conditions of the credit facilities were also amended.

Normal course issuer bid

On August 3, 2022, the Corporation authorized a normal course issuer bid for a maximum of 1,000,000 Class A Multiple Voting Shares (“Class A Shares”), representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 6,000,000 Class B Subordinate Voting Shares (“Class B Shares”), representing approximately 3.8% of issued and outstanding Class B Shares as of July 29, 2022. The purchases can be made from August 15, 2022 to August 14, 2023 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems in Canada. All shares purchased under the bid will be cancelled. As of July 29, 2022, 76 984 034 Class A Shares and 157 170 556 Class B Shares were issued and outstanding.

The average daily trading volume of the Class A Shares and Class B Shares of the Corporation between February 1, 2022 and July 31, 2022 on the TSX was 1 220 Class A Shares and 703 584 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 175 986 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

The Corporation also announced that on or around August 5, 2022 it will enter into an automatic securities purchase plan (“the plan”) with a designated broker whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods. The plan received prior approval from the Toronto Stock Exchange. It will come into effect on August 15, 2022 and terminate on the same date as the normal course issuer bid.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

On April 27, 2022, the Corporation received approval from the Toronto Stock Exchange to amend its previous normal course issuer bid in order to increase the maximum number of Class B Shares that may be repurchased to 10,000,000 Class B Shares, representing approximately 6.8% of the Class B Shares public float as of July 30, 2021. No other terms of the normal course issuer bid have been amended. Between August 15, 2021 and July 31, 2022, of the 1,000,000 Class A Shares and 10,000,000 Class B Shares it was authorized to repurchase under this normal course issuer bid, the Corporation repurchased no Class A Shares and 8,978,851 Class B Shares at a weighted average price of $29.7984 per share on the open market through the facilities of the TSX and alternative trading systems in Canada.

In the first half of 2022, the Corporation purchased and cancelled 4,202,951 Class B Shares for a total cash consideration of $123.1 million (4,073,200 Class B Shares for a total cash consideration of $131.5 million in the same period of 2021). The $98.3 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($107.5 million in the same period of 2021).

Dividend

On August 3, 2022, the Board of Directors of Quebecor declared a quarterly dividend of $0.30 per share on its Class A Shares and Class B Shares, payable on September 13, 2022 to shareholders of record as of the close of business on August 19, 2022. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Convertible debentures

In accordance with the terms of the trust indenture governing the convertible debentures, the quarterly dividend declared on May 11, 2022 on Quebecor Class B Shares triggered an adjustment to the floor price and ceiling price then in effect. Accordingly, effective May 26, 2022, the conversion features of the convertible debentures are subject to an adjusted floor price of approximately $25.07 per share (that is, a maximum number of approximately 5,984,010 Class B Shares corresponding to a ratio of $150.0 million to the adjusted floor price) and an adjusted ceiling price of approximately $31.33 per share (that is, a minimum number of approximately 4,787,208 Class B Shares corresponding to a ratio of $150.0 million to the adjusted ceiling price).

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2022 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at www.quebecor.com/en/investors/financial documentation or from the SEDAR filing service at www.sedar.com.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2022 results on August 4, 2022, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1-877-293-8052, access code for participants 31698#. The conference call will also be broadcast live on Quebecor’s website at www.quebecor.com/en/investors/conferences-and-annual-meeting. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above. Anyone unable to attend the conference call will be able to listen to a recording by dialing 1-877-293-8133, access code 31698#, recording access code 0112465#. The recording will be available until November 11, 2022.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition, and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics or other public health crises, including the COVID-19 pandemic, political instability is some countries, risks associated with emergency measures implemented by various governments, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at www.sedar.com and www.quebecor.com, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2021.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 4, 2022 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs nearly 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:
Hugues Simard Chief Financial Officer Quebecor Inc. and Quebecor Media Inc. hugues.simard@quebecor.com 514-380-7414	Communications Department Quebecor Inc. and Quebecor Media Inc. medias@Quebecor.com 514-380-4572

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 2 provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$487.5	$481.5	$947.5	$932.4
Media	4.1	16.7	(7.8)	18.0
Sports and Entertainment	4.7	3.1	4.6	5.2
Head Office	(4.9)	0.1	(10.8)	(1.5)
	491.4	501.4	933.5	954.1
Depreciation and amortization	(191.6)	(196.6)	(386.3)	(391.9)
Financial expenses	(82.0)	(87.0)	(159.5)	(170.1)
(Loss) gain on valuation and translation of financial instruments	(2.1)	7.0	(9.4)	1.2
Restructuring of operations and other items	(3.5)	20.6	(4.4)	16.1
Loss on debt refinancing	–	(80.9)	–	(80.9)
Income taxes	(55.9)	(39.8)	(100.5)	(83.8)
Net income	$156.3	$124.7	$273.4	$244.7

9

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, and loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Adjusted income from continuing operating activities	$161.7	$158.3	$290.4	$288.2
(Loss) gain on valuation and translation of financial instruments	(2.1)	7.0	(9.4)	1.2
Restructuring of operations and other items	(3.5)	20.6	(4.4)	16.1
Loss on debt refinancing	–	(80.9)	–	(80.9)
Income taxes related to adjustments[1]	1.3	18.5	2.2	20.2
Net income attributable to shareholders	$157.4	$123.5	$278.8	$244.8

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

10

Adjusted cash flows from operations and free cash flows from continuing operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by the operations of all of its segments, on a consolidated basis, in addition to the operating cash flows generated by each segment. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding expenditures related to licence acquisitions and renewals), plus proceeds from disposal of assets. Free cash flows from continuing operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 4 and 5 provide a reconciliation of adjusted cash flows from operations and free cash flows from continuing operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements.

11

Table 4

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Adjusted EBITDA (negative adjusted EBITDA)
Telecommunications	$487.5	$481.5	$947.5	$932.4
Media	4.1	16.7	(7.8)	18.0
Sports and Entertainment	4.7	3.1	4.6	5.2
Head Office	(4.9)	0.1	(10.8)	(1.5)
	491.4	501.4	933.5	954.1
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(100.2)	(113.6)	(193.4)	(213.0)
Media	(6.8)	(3.0)	(13.5)	(4.2)
Sports and Entertainment	(0.2)	-	(0.3)	(0.1)
Head Office	(0.3)	(1.0)	(0.6)	(1.2)
	(107.5)	(117.6)	(207.8)	(218.5)
Additions to intangible assets:[2]
Telecommunications	(17.9)	(37.8)	(40.1)	(76.4)
Media	(4.1)	(6.6)	(6.6)	(11.1)
Sports and Entertainment	(0.6)	(0.6)	(1.3)	(1.5)
Head Office	(0.3)	(0.7)	(0.6)	(0.9)
	(22.9)	(45.7)	(48.6)	(89.9)
Adjusted cash flows from operations
Telecommunications	369.4	330.1	714.0	643.0
Media	(6.8)	7.1	(27.9)	2.7
Sports and Entertainment	3.9	2.5	3.0	3.6
Head Office	(5.5)	(1.6)	(12.0)	(3.6)
	$361.0	$338.1	$677.1	$645.7

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Additions to property, plant and equipment	$(107.5)	$(117.6)	$(207.8)	$(218.5)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	3.3	12.1	8.3	1.2
Cash flows used for additions to property, plant and equipment	$(104.2)	$(105.5)	$(199.5)	$(217.3)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Additions to intangible assets	$(22.9)	$(45.7)	$(48.6)	$(89.9)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(0.9)	(4.7)	(5.0)	(19.3)
Cash flows used for additions to intangible assets	$(23.8)	$(50.4)	$(53.6)	$(109.2)

12

Table 5

Free cash flows from continuing operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Adjusted cash flows from operations from Table 4	$361.0	$338.1	$677.1	$645.7
Plus (minus)
Cash portion of financial expenses	(80.3)	(84.8)	(156.0)	(165.7)
Cash portion related to restructuring of operations and other items	(2.9)	1.1	(3.8)	(2.1)
Current income taxes	(70.0)	(64.4)	(144.4)	(127.8)
Other	1.2	2.7	2.7	2.4
Net change in non-cash balances related to operating activities	(93.6)	(123.3)	(157.1)	(166.5)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	3.3	12.1	8.3	1.2
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(0.9)	(4.7)	(5.0)	(19.3)
Free cash flows from continuing operating activities	117.8	76.8	221.8	167.9
Plus (minus)
Cash flows used for additions to property, plant and equipment	104.2	105.5	199.5	217.3
Cash flows used for additions to intangible assets	23.8	50.4	53.6	109.2
Proceeds from disposal of assets	(4.1)	(3.0)	(5.5)	(3.1)
Cash flows provided by operating activities	$241.7	$229.7	$469.4	$491.3

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt, excluding convertible debentures, divided by the trailing 12-month adjusted EBITDA. Consolidated net debt, excluding convertible debentures, represents total long-term debt plus bank indebtedness, lease liabilities, the current portion of lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management and the Board of Directors in its decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. The consolidated net debt leverage ratio excludes convertible debentures because, subject to certain conditions, those debentures can be repurchased at the Corporation’s discretion by issuing Quebecor Class B Shares. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate its financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 6 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in Quebecor’s condensed consolidated financial statements.

13

Table 6

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	June 30 2022		Dec. 31, 2021
Total long-term debt[1]	$6,603.4		$6,554.0
Plus (minus)
Lease liabilities	141.6		147.1
Current portion of lease liabilities	37.0		36.1
Bank indebtedness	21.6		-
Assets related to derivative financial instruments	(414.5)		(405.6)
Liabilities related to derivative financial instruments	8.5		23.3
Cash and cash equivalents	(9.1)		(64.7)
Consolidated net debt excluding convertible debentures	6,388.5		6,290.2
Divided by:
Trailing 12-month adjusted EBITDA	1,952.6		1,973.2
Consolidated net debt leverage ratio	$3.27	x	$3.19	x

[1]	Excluding changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

14

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Revenues	$1,115.2	$1,131.2	$2,203.2	$2,222.3

Employee costs	177.2	169.5	356.3	345.9
Purchase of goods and services	446.6	460.3	913.4	922.3
Depreciation and amortization	191.6	196.6	386.3	391.9
Financial expenses	82.0	87.0	159.5	170.1
Loss (gain) on valuation and translation of financial instruments	2.1	(7.0)	9.4	(1.2)
Restructuring of operations and other items	3.5	(20.6)	4.4	(16.1)
Loss on debt refinancing	-	80.9	-	80.9

Income before income taxes	212.2	164.5	373.9	328.5

Income taxes (recovery):
Current	70.0	64.4	144.4	127.8
Deferred	(14.1)	(24.6)	(43.9)	(44.0)

	55.9	39.8	100.5	83.8

Net income	$156.3	$124.7	$273.4	$244.7

Net income (loss) attributable to
Shareholders	$157.4	$123.5	$278.8	$244.8
Non-controlling interests	(1.1)	1.2	(5.4)	(0.1)

Earnings per share attributable to shareholders
Basic	$0.66	$0.50	$1.17	$1.00
Diluted	0.66	0.47	1.17	0.98

Weighted average number of shares outstanding (in millions)	236.7	245.0	237.9	245.8
Weighted average number of diluted shares (in millions)	236.8	249.9	238.0	250.7

1

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021

Net income	$156.3	$124.7	$273.4	$244.7

Other comprehensive income (loss):

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	4.4	(1.6)	(14.0)	(4.2)
Deferred income taxes	(1.9)	2.9	2.0	4.8

Loss on translation of investments in foreign associates	(0.7)	-	(5.0)	-

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	109.2	(2.5)	217.2	174.5
Deferred income taxes	(29.2)	0.5	(57.8)	(46.4)

Equity investment:
Loss on revaluation of an equity investment	(0.9)	-	(1.1)	-

Reclassification to income:
Gain related to cash flow hedges	-	(1.0)	-	(1.0)
Deferred income taxes	-	0.6	-	0.6
	80.9	(1.1)	141.3	128.3

Comprehensive income	$237.2	$123.6	$414.7	$373.0

Comprehensive income attributable to
Shareholders	$235.0	$120.8	$413.4	$364.7
Non-controlling interests	2.2	2.8	1.3	8.3

2

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)

(unaudited)

	Three months ended June 30, 2022
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$912.6	$188.1	$45.0	$(30.5)	$1,115.2

Employee costs	101.2	58.9	10.9	6.2	177.2
Purchase of goods and services	323.9	125.1	29.4	(31.8)	446.6
Adjusted EBITDA[1]	487.5	4.1	4.7	(4.9)	491.4

Depreciation and amortization					191.6
Financial expenses					82.0
Loss on valuation and translation of financial instruments					2.1
Restructuring of operations and other items					3.5
Income before income taxes					$212.2

Cash flows used for
Additions to property, plant and equipment[2]	$96.4	$7.3	$0.2	$0.3	$104.2
Additions to intangible assets	18.8	4.1	0.6	0.3	23.8

	Three months ended June 30, 2021
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$928.4	$198.2	$33.5	$(28.9)	$1,131.2

Employee costs	101.7	55.9	7.1	4.8	169.5
Purchase of goods and services	345.2	125.6	23.3	(33.8)	460.3
Adjusted EBITDA[1]	481.5	16.7	3.1	0.1	501.4

Depreciation and amortization					196.6
Financial expenses					87.0
Gain on valuation and translation of financial instruments					(7.0)
Restructuring of operations and other items					(20.6)
Loss on debt refinancing					80.9
Income before income taxes					$164.5

Cash flows used for
Additions to property, plant and equipment[2]	$101.3	$3.3	$-	$0.9	$105.5
Additions to intangible assets	42.1	7.1	0.6	0.6	50.4

3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)

(unaudited)

	Six months ended June 30, 2022
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$1,816.0	$369.9	$79.1	$(61.8)	$2,203.2

Employee costs	202.5	118.8	21.0	14.0	356.3
Purchase of goods and services	666.0	258.9	53.5	(65.0)	913.4
Adjusted EBITDA[1]	947.5	(7.8)	4.6	(10.8)	933.5

Depreciation and amortization					386.3
Financial expenses					159.5
Loss on valuation and translation of financial instruments					9.4
Restructuring of operations and other items					4.4
Income before income taxes					$373.9

Cash flows used for
Additions to property, plant and equipment[2]	$185.6	$12.9	$0.3	$0.7	$199.5
Additions to intangible assets	44.8	6.9	1.3	0.6	53.6

	Six months ended June 30, 2021
			Sports	Head
			and	office
	Telecommuni-		Enter-	and Inter-
	cations	Media	tainment	segments	Total
Revenues	$1,842.4	$373.0	$64.7	$(57.8)	$2,222.3

Employee costs	206.2	111.0	14.6	14.1	345.9
Purchase of goods and services	703.8	244.0	44.9	(70.4)	922.3
Adjusted EBITDA[1]	932.4	18.0	5.2	(1.5)	954.1

Depreciation and amortization					391.9
Financial expenses					170.1
Gain on valuation and translation of financial instruments					(1.2)
Restructuring of operations and other items					(16.1)
Loss on debt refinancing					80.9
Income before income taxes					$328.5

Cash flows used for
Additions to property, plant and equipment[2]	$208.9	$7.1	$0.1	$1.2	$217.3
Additions to intangible assets	93.4	13.2	1.5	1.1	109.2

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, loss on debt refinancing and income taxes.

[2]	Subsidies of $46.1 million and $77.8 million in the respective three-month and six-month periods ended June 30, 2022 ($4.4 million and $9.9 million in 2021) related to the roll-out of high-speed internet services in various regions of Quebec are presented as a reduction of the corresponding additions to property, plant and equipment in the Telecommunications segment.

4

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other com-	to non-
	Capital	Contributed	Retained	prehensive	controlling	Total
	stock	surplus	earnings	(loss) income	interests	equity
Balance as of December 31, 2020	$1,017.8	$17.4	$211.3	$(133.9)	$101.5	$1,214.1
Net income (loss)	-	-	244.8	-	(0.1)	244.7
Other comprehensive income	-	-	-	119.9	8.4	128.3
Dividends	-	-	(135.0)	-	(0.1)	(135.1)
Repurchase of Class B Shares	(24.0)	-	(107.5)	-	-	(131.5)
Balance as of June 30, 2021	993.8	17.4	213.6	(14.0)	109.7	1,320.5
Net income	-	-	333.6	-	10.1	343.7
Other comprehensive (loss) income	-	-	-	(5.3)	3.4	(1.9)
Dividends	-	-	(132.6)	-	-	(132.6)
Repurchase of Class B Shares	(28.6)	-	(122.3)	-	-	(150.9)
Balance as of December 31, 2021	965.2	17.4	292.3	(19.3)	123.2	1,378.8
Net income (loss)	-	-	278.8	-	(5.4)	273.4
Other comprehensive income	-	-	-	134.6	6.7	141.3
Dividends	-	-	(142.7)	-	(0.2)	(142.9)
Repurchase of Class B Shares	(24.8)	-	(98.3)	-	-	(123.1)
Balance as of June 30, 2022	$940.4	$17.4	$330.1	$115.3	$124.3	$1,527.5

5

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021
Cash flows related to operating activities
Net income	$156.3	$124.7	$273.4	$244.7
Adjustments for:
Depreciation of property, plant and equipment	138.3	145.8	277.6	292.0
Amortization of intangible assets	42.9	40.6	87.9	79.5
Amortization of right-of-use assets	10.4	10.2	20.8	20.4
Loss (gain) on valuation and translation of financial instruments	2.1	(7.0)	9.4	(1.2)
Loss (gain) on disposal of other assets	0.6	(19.5)	0.6	(19.0)
Impairment of assets	-	-	-	0.8
Loss on debt refinancing	-	80.9	-	80.9
Amortization of financing costs	1.7	2.2	3.5	4.4
Deferred income taxes	(14.1)	(24.6)	(43.9)	(44.0)
Other	(2.9)	(0.3)	(2.8)	(0.7)
	335.3	353.0	626.5	657.8
Net change in non-cash balances related to operating activities	(93.6)	(123.3)	(157.1)	(166.5)
Cash flows provided by operating activities	241.7	229.7	469.4	491.3
Cash flows related to investing activities
Additions to property, plant and equipment	(104.2)	(105.5)	(199.5)	(217.3)
Deferred subsidies (used) received to finance additions to property,
plant and equipment	(46.1)	(4.4)	(77.8)	206.3
	(150.3)	(109.9)	(277.3)	(11.0)
Additions to intangible assets	(23.8)	(50.4)	(53.6)	(109.2)
Business acquisitions	(3.8)	(6.7)	(3.8)	(21.8)
Proceeds from disposals of assets	4.1	3.0	5.5	3.1
Acquisitions of investments and other	(2.3)	(7.2)	(6.4)	(8.0)
Cash flows used in investing activities	(176.1)	(171.2)	(335.6)	(146.9)
Cash flows related to financing activities
Net change in bank indebtedness	(3.6)	2.3	21.6	3.9
Net change under revolving facilities	126.2	25.9	0.1	22.8
Issuance of long-term debt, net of financing costs	-	1,342.8	-	1,986.8
Repayment of long-term debt	(0.3)	(0.2)	(0.7)	(0.6)
Repayment of lease liabilities	(11.1)	(10.8)	(21.4)	(21.0)
Settlement of hedging contracts	(0.8)	(0.8)	(0.8)	(0.8)
Repurchase of Class B Shares	(97.1)	(47.1)	(123.1)	(131.5)
Dividends	(142.7)	(135.0)	(142.7)	(135.0)
Dividends paid to non-controlling interests	(0.1)	-	(0.2)	(0.1)
Cash flows (used in) provided by financing activities	(129.5)	1,177.1	(267.2)	1,724.5

Net change in cash, cash equivalents and restricted cash	(63.9)	1,235.6	(133.4)	2,068.9

Cash, cash equivalents and restricted cash at beginning of period	157.6	970.0	227.1	136.7
Cash, cash equivalents and restricted cash at end of period	$93.7	$2,205.6	$93.7	$2,205.6

Cash, cash equivalents and restricted cash consist of
Cash	$9.1	$1,998.5	$9.1	$1,998.5
Cash equivalents	-	0.8	-	0.8
Restricted cash	84.6	206.3	84.6	206.3
	$93.7	$2,205.6	$93.7	$2,205.6

Interest and taxes reflected as operating activities
Cash interest payments	$128.4	$117.5	$154.5	$156.1
Cash income tax payments (net of refunds)	59.6	54.3	158.5	167.1

6

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	June 30	December 31
	2022	2021
Assets

Current assets
Cash and cash equivalents	$9.1	$64.7
Restricted cash	84.6	162.4
Accounts receivable	748.3	745.1
Contract assets	78.5	129.4
Income taxes	17.3	7.3
Inventories	349.5	282.6
Derivative financial instruments	263.3	-
Other current assets	145.4	132.0
	1,696.0	1,523.5

Non-current assets
Property, plant and equipment	2,977.4	3,058.7
Intangible assets	2,304.9	2,344.1
Right-of-use assets	148.7	152.3
Goodwill	2,718.5	2,718.5
Derivative financial instruments	151.2	405.6
Deferred income taxes	18.8	39.2
Other assets	655.8	521.1
	8,975.3	9,239.5
Total assets	$10,671.3	$10,763.0

Liabilities and equity

Current liabilities
Bank indebtedness	$21.6	$-
Accounts payable, accrued charges and provisions	794.9	861.0
Deferred revenue	287.1	309.7
Deferred subsidies	84.6	162.4
Income taxes	35.1	47.4
Current portion of long-term debt	1,171.4	56.5
Current portion of lease liabilities	37.0	36.1
	2,431.7	1,473.1

Non-current liabilities
Long-term debt	5,393.0	6,467.9
Derivative financial instruments	8.5	23.3
Convertible debentures	150.0	150.0
Lease liabilities	141.6	147.1
Deferred income taxes	820.9	829.6
Other liabilities	198.1	293.2
	6,712.1	7,911.1
Equity
Capital stock	940.4	965.2
Contributed surplus	17.4	17.4
Retained earnings	330.1	292.3
Accumulated other comprehensive income (loss)	115.3	(19.3)
Equity attributable to shareholders	1,403.2	1,255.6
Non-controlling interests	124.3	123.2
	1,527.5	1,378.8

Total liabilities and equity	$10,671.3	$10,763.0

7

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2022

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, investor.relations@quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2022

Basic Data Per Share

	2nd Quarter		YTD
	2022	2021	2022	2021
Adjusted income from continuing operating activities	$0.68	$0.65	$1.22	$1.17

Adjusments :
(Loss) gain on valuation and translation of financial instruments	(0.01)	0.03	(0.04)	0.01
Unusual items	(0.01)	(0.18)	(0.01)	(0.18)
Total	(0.02)	(0.15)	(0.05)	(0.17)

Net income attributable to shareholders	$0.66	$0.50	$1.17	$1.00

Weighted average number of shares outstanding (in millions)	236.7	245.0	237.9	245.8

QUEBECOR INC.

Supplementary Disclosure

June 30, 2022

Capital Structure

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Mortgage loan due in 2022	$43.9
$43.9

Quebecor Media Inc.
Revolving credit facility due in 2025 (availability: $300)	$5.0
5 3/4% Senior Notes due in 2023	1,095.7
1,100.7
Videotron Ltd.
Revolving credit facility due in 2026 (availability: $1,500)	263.5
5 3/8% Senior Notes due in 2024	772.4
5 5/8% Senior Notes due in 2025	400.0
5 3/4% Senior Notes due in 2026	375.0
5 1/8% Senior Notes due in 2027	772.4
3 5/8% Senior Notes due in 2028	750.0
3 5/8% Senior Notes due in 2029	643.6
4 1/2% Senior Notes due in 2030	800.0
3 1/8% Senior Notes due in 2031	650.0
5,426.9
TVA Group Inc.
Revolving credit facility due in 2023 (availability: $75)	31.9
31.9

Other debt	-
Total Quebecor Media Inc.	$6,559.5

TOTAL LONG-TERM DEBT [1]	$6,603.4

Bank indebtedness	21.6
Exchangeable debentures - Quebecor Inc.	2.1
Convertible debentures (cost if settled in cash at maturity) - Quebecor Inc. [2]	150.0
Lease liabilities	178.6
(Asset) liability related to derivative financial instruments	(406.0)

Cash and cash equivalents :
TVA Group Inc.	2.4
Other	6.7
$9.1

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs. See Note 8 to Consolidated Financial Statements.

[2]	Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2022, subject to a floor price of approximately $25.07 and a ceiling price of approximately $31.33.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2022

Consolidated Net Debt Leverage Ratio

(all amounts in millions of Canadian dollars, except ratios)

	2022				2021
	Jun 30		Mar 31		Dec 31		Sep 30		Jun 30
Total long-term debt [1]	$6,603.4		$6,376.4		$6,554.0		$6,284.7		$7,714.5

Add (deduct):
(Asset) liability related to derivative financial instruments	(406.0)		(305.4)		(382.3)		(389.6)		(489.3)
Lease liabilities	178.6		180.3		183.2		181.6		183.0
Bank indebtedness	21.6		25.2		-		5.6		5.6
Cash and cash equivalents	(9.1)		(26.9)		(64.7)		(480.7)		(1,999.3)

Consolidated net debt excluding convertible debentures	$6,388.5		$6,249.6		$6,290.2		$5,601.6		$5,414.5
Divided by: trailing 12-month adjusted EBITDA	$1,952.6		$1,962.6		$1,973.2		$2,001.2		$1,994.3

Consolidated net debt leverage ratio	3.27	x	3.18	x	3.19	x	2.80	x	2.71	x

[1]	Excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs. See Note 8 to Consolidated Financial Statements.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2022

Operating Results

	2022		2021
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue-Generating Units ('000) [1]	6,191.1	6,203.4	6,189.6	6,146.6	6,121.0
Mobile Telephony Lines ('000)	1,661.0	1,626.4	1,601.9	1,571.3	1,530.4
Homes Passed ('000) [2]	3,597.6	3,584.1	3,572.6	3,560.8	3,548.0
Internet Subscribers ('000)	1,846.1	1,846.1	1,840.8	1,832.7	1,810.2
Penetration of Homes Passed [2]	51.3%	51.5%	51.5%	51.5%	51.0%
Television Subscribers ('000)	1,393.5	1,406.4	1,418.6	1,428.0	1,441.4
Penetration of Homes Passed [2]	38.7%	39.2%	39.7%	40.1%	40.6%
Wireline Telephony Lines ('000)	785.7	803.6	824.9	847.4	872.4
Penetration of Homes Passed [2]	21.8%	22.4%	23.1%	23.8%	24.6%
Over-the-Top Video Subscribers ('000)	504.8	520.9	503.4	467.2	466.6

	2nd Quarter			YTD
	2022	2021	VAR	2022	2021	VAR
(in millions)
Revenues
Internet	$304.9	$301.8	1.0%	$603.5	$598.4	0.9%
Television	200.4	211.3	-5.2%	397.7	424.5	-6.3%
Mobile telephony	191.8	174.8	9.7%	379.1	345.3	9.8%
Wireline telephony	73.7	80.7	-8.7%	148.9	161.4	-7.7%
Mobile equipment sales	73.0	63.0	15.9%	136.8	123.5	10.8%
Wireline equipment sales	20.5	50.2	-59.2%	52.8	96.9	-45.5%
Other	48.3	46.6	3.6%	97.2	92.4	5.2%
Telecommunications	$912.6	$928.4	-1.7%	$1,816.0	$1,842.4	-1.4%

Adjusted EBITDA
Telecommunications	$487.5	$481.5	1.2%	$947.5	$932.4	1.6%

Cash flows used for:
Additions to PP&E	$96.4	$101.3		$185.6	$208.9
Additions to Intangible Assets	18.8	42.1		44.8	93.4
Telecommunications	$115.2	$143.4	-19.7%	$230.4	$302.3	-23.8%

Mobile Telephony ARPU [3]	$38.94	$38.41		$38.82	$38.25
Total ARPU [3]	$47.17	$47.22		$46.78	$46.93

[1]	Revenue-generating units (" RGUs ") are the sum of subscriptions to the Internet access, television and over-the-top video services, plus subscriber connections to the mobile and wireline telephony services.
[2]	During the first quarter of 2022, the number of homes passed has been restated for 2021 following a revision of the methodology relating to multiresidential and commercial addresses.
[3]	Average monthly revenue per unit (" ARPU ") is an indicator used to measure monthly revenues per average revenue-generating unit.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2022

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2022

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information on a consolidated basis for Quebecor Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the second quarter of 2022, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by Quebecor Inc. to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from operations, free cash flows from continuing operating activities and consolidated net debt leverage ratio are not calculated in accordance with or recognized by IFRS. Quebecor Inc.’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2022 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measures calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:	August 5, 2022